UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Wells Family of Real Estate Funds

3.	Securities and Exchange Commission File No.: 811-08355

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Wells Asset Management, Inc., 6200 The Corners Parkway, Norcross, Georgia 30092

6.
Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
John F. Splain, Esq., c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati Ohio, 45246 (513) 587-3400.

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:   Jill W. Maggiore, Vice President and Compliance Officer, Wells Real Estate Funds, 6200 The Corners Parkway, Norcross, Georgia  30092

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Ohio

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Wells Asset Management, Inc., 6200 The Corners Parkway, Norcross, Georgia 30092
The Tuckerman Group LLC, 4 International Drive, Suite 230, Rye Brook, New York 10573
PADCO Advisers, Inc., d/b/a Rydex Investments, 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Wells Investment Securities, Inc., 6200 The Corners Parkway, Norcross, Georgia 30092

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If yes, for each UIT state: Name(s):
File No.: 811-_____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: October 23, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Under the Funds’ Agreement and Declaration of Trust, the Board of Trustees has the authority to redeem shares if the Trustees determine in their sole discretion that failure to so redeem may have materially adverse consequences to all or any of the shareholders of the Funds.  Upon approval of the mandatory redemption by the Board of Trustees, a written notice was provided to the Funds’ shareholders on or about October 26, 2009.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: December 18, 2009

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [X ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ X ] Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [ X ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities? [ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.		Information About Event(s) Leading to Request For Deregistration

22.	(a)
List the expenses incurred in connection with the Merger or Liquidation:  The fund did not incur any direct expenses in connection with the liquidation.  Below is a list of expenses paid by the Adviser in connection with the liquidation.

(i)	Legal expenses:	$48,964
(ii)	Accountant expenses (preparation of final tax returns):	$10,950
(iii)	Other expenses (list and identify separately):
	Administration Fees	$10,000
	Transfer Agent Fees (i.e. final tax reporting and handling shareholder questions after the closing date)	$74,200
	Investment Company Asset Protection Liability Policy (six year run-off policy)	$77,047
	Total Other Expenses:	$161,247
(iv)	Total expenses (sum of lines (i) – (iii) above):	$221,161

(b)	How were those expenses allocated? All expenses were paid by Wells Asset Management, Inc (the Funds’ investment manager).

(c)	Who paid those expenses? All expenses were paid by Wells Asset Management, Inc (the Funds’ investment manager).

(d)	How did the fund pay for unamortized expenses (if any)? None

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger:
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Wells Family of Real Estate Funds, (ii) he or she is the Vice President and Chief Compliance Officer of the Wells Family of Real Estate Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Jill W. Maggiore
Jill W. Maggiore, Vice President/CCO